February 1, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington DC, 20549

Attn: Jean Yu

Re: Aero Performance Products, Inc. f/k/a Franchise Capital Corporation SEC Comment Letter dated January 14, 2008

Ms. Yu:

In response to the Commission’s comment letter dated January 14, 2008 regarding the Form 8-K/A (Amendment #1) filed on behalf of Aero Performance Products, Inc. on October 25, 2007, the Company will amend and file a Form 8-K/A (Amendment #2) on or before February 29, 2008 in which the Commission’s comments will be addressed.

In addition, all future financial statements filed by the Company will incorporate the Commission’s comments with respect to the accounting of the equity of Aero Performance Products.

The Company wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Yours very truly,

/s/ Bryan Hunsaker

Bryan Hunsaker

Chief Executive Officer